Filed by Apollo Global Management, LLC

Commission File No. 001-35107

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following are excerpts from a transcript of a conference call held by members of the management of Apollo Global Management, LLC (“Apollo”) with Apollo stockholders on May 5, 2016 regarding Apollo’s earnings during the first quarter of 2016, in which Gary Stein, Head of Corporate Communications of Apollo; Joshua Harris, Co-Founder and Senior Managing Director; and Martin Kelly, Chief Financial Officer of Apollo, participated. In addition, an audio recording of the full conference call was made available on Apollo’s website today.

Introduction by Operator

Good morning, and welcome to Apollo Global Management 2016 first quarter earnings conference call.

(Operator Instructions)

This conference call is being recorded. I would now like to turn the call over to Gary Stein, Head of Corporate Communications. Sir?

Gary Stein – Head of Corporation Communications

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Before I hand the call over to Josh, I wanted to remind you that today’s conference call may include forward-looking statements and projections, which do not guarantee future events or performance. Please refer to our most recent SEC filings for risk factors related to these statements. We’ll also be discussing certain non-GAAP measures on this call, which are reconciled to GAAP figures in our first quarter 2016 earnings presentation. As usual, if you have questions about any information in the earnings release presentation or on this call, please feel free to call Noah Gunn or myself. With that, I would like to turn the call over to Josh Harris, Co-Founder and Senior Managing Director of Apollo Global Management.

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Martin Kelly – Chief Financial Officer

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Lastly, I would like to just flag a couple of AUM-related movements that we expect in the near to medium-term. Due to the previously announced pending transaction in which ARI, the commercial mortgage REIT that we manage, will acquire AMTG, the residential mortgage REIT we manage, we expect the sale of mortgage assets and securities at AMTG will result in a decline in total AUM of approximately $3 billion when the transaction closes, likely in the third quarter.

Because most of the reduction relates to non-fee paying leverage, we expect fee generating AUM to decline by only $300 million.

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Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI filed a preliminary registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and includes a proxy statement of AMTG. The registration statement has not yet become effective and ARI intends to update the registration statement before it becomes effective. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. Following the registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”), these materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Apollo and its directors, executive officers and certain other members of management and employees of Apollo may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the proposed transaction involving ARI and AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Additional information regarding the interests of such individuals in the transactions involving ARI and AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com. These documents may also be obtained free of charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond Apollo’s, ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of Apollo’s, ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by Apollo, ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on Apollo’s, ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to Apollo, ARI or AMTG. Forward-looking statements are not predictions of future events. Apollo, ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.